August 31, 2020

VIA EDGAR

Kathryn Jacobson
Robert Littlepage
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: National Instruments Corporation
Form 10-K for the Year Ended December 31, 2019
Filed February 20, 2020
Form 8-K filed July 30, 2020
File No. 000-25426

Dear Ms. Jacobson and Mr. Littlepage:

This letter is being furnished by National Instruments Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission in its letter dated August 26, 2020 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2019 and Form 8-K filed on July 30, 2020.

The Staff’s initial comment can be found in bold text below and is followed by the Company’s response.

SEC Comment 1

Form 8-K filed July 30, 2020

Exhibit 99.1
Reconciliation of GAAP to Non-GAAP Measures, page 10

We note your reconciliations of the Non-GAAP measures, Non-GAAP net income, Non-GAAP diluted EPS, and Non-GAAP Diluted EPS, guidance, include adjustments that are presented net of tax. We also note that you separately present the corresponding tax effect for each adjustment in the "Reconciliation of Provision for income taxes to Non-GAAP Provision for income taxes" without explaining how they were calculated. Please revise your reconciliations in future filings to comply with the guidance in Question 102.11 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (April 4, 2018) and clarify the accompanying disclosure.

Response to SEC Comment 1

We respectfully advise the Staff we have considered the income tax implications for all non-GAAP adjustments, and the non-GAAP provision for income taxes is commensurate with the relevant non-GAAP measure of profitability. Specifically, the income tax effect related to each non-GAAP item is calculated based on the tax laws and statutory income tax rates applicable in the tax jurisdiction(s) of the underlying non-GAAP adjustment, and considers the current and deferred tax impact of those adjustments.

We respectfully acknowledge the Staff’s comment regarding Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In response to the Staff’s comment, in all applicable future filings, the Company will include disclosure of our methodology for calculating the tax effects of our non-GAAP adjustments, as described above. Additionally, in all applicable future filings, the Company will present the income

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tax effect of the non-GAAP adjustments as a separate line item in all necessary reconciliations of non-GAAP measures.

* * * *

Please do not hesitate to contact me via email at karen.rapp@ni.com with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses. We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures.

Very truly yours,

/s/ Karen Rapp

Karen Rapp
Executive Vice President, Chief Financial Officer and Treasurer, National Instruments Corporation

cc: R. Eddie Dixon, Jr., Vice President, General Counsel and Secretary, National Instruments Corporation

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